SEC IISSION

10025940

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52440

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 (MM/DD/YY) AND ENDING DECEMBER 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PROSPERO CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Marshall Street Suite 300
(No. and Street)

Norwalk	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL J. DONOVAN (203) 450-9644
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

FEB 12 2010

Washington, DC 110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL J. KNIGHT & CO. CPAS
(Name – *if individual, state last, first, middle name*)

116 SHERMAN STREET	FAIRFIELD	CT	06824
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANIEL J. DONOVAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PROSPERO CAPITAL, LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER

Title

Notary Public

JOHN M. ROLLERI
NOTARY PUBLIC
MY COMMISSION EXPIRES NOV. 30, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Prospero Capital LLC
Table of Contents

MICHAEL J. KNIGHT & COMPANY, CPAS

MJK & COMPANY CPAS

Michael J. Knight, CPA, CVA, CFE
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA

116 SHERMAN STREET, P.O. BOX 139
FAIRFIELD, CONNECTICUT 06824
TEL.: (203) 259-CPAS (2727)
FAX: (203) 256-CPAS (2727)
TOLL FREE: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

Where Ideas Meet Implementation

REPORT OF INDEPENDENT AUDITOR

To the Member of
Prospero Capital LLC

We have audited the accompanying statement of financial condition of Prospero Capital LLC (a single member LLC) as of December 31. 2009 and the related statements of income and changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Prospero Capital, LLC as of December 31, 2008, were audited by other auditors whose report dated February 2, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit includes examining, on a test basis. evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Prospero Capital LLC as of December 31, 2009, and the results of operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rules I5(c)3 and 17(a)5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and. in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael J. Knight & Co. CPAs

Michael J. Knight & Co. CPAs
Fairfield, Connecticut
January 28, 2010

Prospero Capital LLC
Statements of Financial Condition
December 31, 2009 and 2008

	2009	2008
Assets		
Cash and equivalents	$ 11,255	$ 11,012
Accounts receivable	114,295	380,491
Other current assets	5,462	412
Total assets	$ 131,012	$ 391,915
Liabilities and Member's Equity		
Liabilities		
Accrued liabilities	$ 4,800	$ 4,500
Member's Equity		
Member's equity	126,212	387,415
Total liabilities and member's equity	$ 131,012	$ 391,915

See report of independent auditor and notes to financial statements.

Prospero Capital LLC
Statements of Income (Loss) and Changes in Member's Equity
For the Years Ended December 31, 2009 and 2008

	2009	2008
Fee revenue and reimbursed expenses	$ 20,832	$ 74,745
Operating expenses		
Commissions and fees paid	298,800	236,273
Dues and fees paid	1,056	216
Insurance	364	516
Professional fees	5,300	4,500
Total operating expenses	305,520	241,505
Loss from operations	(284,688)	(166,760)
Other income		
Interest income	17,427	11,301
Net loss	(267,261)	(155,459)
Beginning member's equity	387,415	542,924
Member distributions	-	(50)
Member contributions	6,058	-
Ending member's equity	$ 126,212	$ 387,415

See report of independent auditor and notes to financial statements.

Prospero Capital LLC
Statements of Cash Flows
For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows used for operating activities:		
Net loss	$ (267,261)	$ (155,459)
Adjustments to reconcile change in net loss to cash provided from operating activities:		
(Increase) decrease in accounts receivable	266,196	156,196
(Increase) decrease in other current assets	(5,050)	(260)
Increase (decrease) in accrued liabilities	300	-
Total adjustments	261,446	155,936
Net cash provided (used) from operating activities	(5,815)	477
Cash flows from financing activities:		
Member distributions	-	(50)
Member contributions	6,058	-
Net cash provided (used) by financing activities	6,058	(50)
Net increase in cash and cash equivalents	243	427
Beginning cash and cash equivalents	11,012	10,585
Ending cash and cash equivalents	$ 11,255	$ 11,012

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Prospero Capital LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was organized in the State of Connecticut on January 11, 2000.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Cash and equivalents – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Accounts receivable - Accounts receivable are carried at cost. No allowance for uncollectable accounts is required at December 31, 2009 as the Company believes all are fully collectible.

Advertising – The Company policy is to expense advertising as incurred.

Income taxes – The Company is a limited liability company treated as a disregarded entity. Accordingly, in lieu of Federal and state income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements. Management does not believe it maintains any uncertain tax positions as described under FASB Accounting Standard Codification 740.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company paid fees of $298,800 and $236,300 for the years ended December 31, 2009 and 2008, respectively, to an entity controlled by the Company's member. The fees are recognized when paid as there is no contractual obligation to the Company related to these fees.

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital; ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $6,455, which was $1,455 in excess of its required net capital of $5,000. The Company's ratio of indebtedness to net capital was 74 to 1.

NOTE 5 – CONCENTRATIONS

The Company's revenue in 2009 was comprised of a single contract and accounts receivable is from one client contract.

NOTE 6 – SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the Statement of Financial Position date of December 31, 2009 through January 31, 2010, which is the date the financial statements were issued. Management has determined that there are no subsequent events that require disclosure.

Prospero Capital LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
For the Year Ended December 31, 2009
Schedule I

Net Capital		
Total member's equity	$	126,212
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		126,212
Additions/other credits:		-
Total member's equity and allowable subordinated liabilities		126,212
Deductions/other charges:		
Accounts receivable		114,295
Other current assets		5,462
Total deductions/other charges		119,757
Net capital	$	6,455
Aggregate indebtedness		
Accounts payable and accrued expenses	$	4,800
Total aggregate indebtedness	$	4,800
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Excess net capital	$	1,455
Ratio: Aggregate indebtedness to net capital		74%

See report of independent auditor.

Prospero Capital LLC
Reconciliation of Net Capital from Quarterly Focus - Rule 17a-5(d)(4) of the Securities and Exchange Commission to Annual Audited Financial Statements
For the Year Ended December 31, 2009
Schedule II

Net Capital as reported on 4th Quarter Focus	$ 6,720
Adjustments from 4th Quarter Focus to Annual Audit	
Audit adjustment to accrued liabilities	(300)
Other audit adjustment	35
Total adjustments	(265)
Revised Net Capital as reported in the Annual Audit	$ 6,455

See report of indepenent auditor.

MICHAEL J. KNIGHT & COMPANY, CPAS

MJK & COMPANY CPAS

Michael J. Knight, CPA, CVA, CFE
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA

Where Ideas Meet Implementation

116 SHERMAN STREET, P.O. BOX 139
FAIRFIELD, CONNECTICUT 06824
TEL.: (203) 259-CPAS (2727)
FAX: (203) 256-CPAS (2727)
TOLL FREE: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

To the Member of
Prospero Capital LLC

In planning and performing our audit of the financial statements of Prospero Capital LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael J. Knight & Co.

Michael J. Knight & Company, CPAs
January 28, 2010

116 SHERMAN STREET
FAIRFIELD, CONNECTICUT 06824

(203) 259-2727
FAX: (203) 256-2727
http://www.mjkcpas.com

Prospero Capital LLC
Report Pursuant to Rule 17A-5 of
The Securities and Exchange Commission
December 31, 2009